(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	October 3, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Boylston Street Trust (the trust):
Strategic Advisers Multi-Manager Income Fund
Strategic Advisers Multi-Manager 2005 Fund
Strategic Advisers Multi-Manager 2010 Fund
Strategic Advisers Multi-Manager 2015 Fund
Strategic Advisers Multi-Manager 2020 Fund
Strategic Advisers Multi-Manager 2025 Fund
Strategic Advisers Multi-Manager 2030 Fund
Strategic Advisers Multi-Manager 2035 Fund
Strategic Advisers Multi-Manager 2040 Fund
Strategic Advisers Multi-Manager 2045 Fund
Strategic Advisers Multi-Manager 2050 Fund
Strategic Advisers Multi-Manager 2055 Fund (the funds)
File Nos. (002-76309) and (811-03407)
Post-Effective Amendment No. 44

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 44 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Class L and Class N for Strategic Advisers Multi-Manager Income Fund, Strategic Advisers Multi-Manager 2005 Fund, Strategic Advisers Multi-Manager 2010 Fund, Strategic Advisers Multi-Manager 2015 Fund, Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, and Strategic Advisers Multi-Manager 2055 Fund.

This filing contains the Prospectus and Statement of Additional Information for Strategic Advisers Multi-Manager Income Fund, Strategic Advisers Multi-Manager 2005 Fund, Strategic Advisers Multi-Manager 2010 Fund, Strategic Advisers Multi-Manager 2015 Fund, Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, and Strategic Advisers Multi-Manager 2055 Fund.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of December 2, 2013. We request your comments by November 4, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Christopher Burt
Christopher Burt
Legal Product Group